

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 20, 2011

Ralph S. Marimon
Vice President, Finance and Chief Financial Officer
QuickLogic Corporation
1277 Orleans Drive
Sunnyvale, CA 94089

> **Re:** **QuickLogic Corporation**
> **Form 10-K for the fiscal year ended January 3, 2010**
> **Filed March 12, 2010**
> **File No. 0-22671**

Dear Mr. Marimon:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief